UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2014

COMMISSION FILE NUMBER 001-31811

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203 Hoehyongdong 1-ga, Chung-gu, Seoul 100-792, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Exhibit 99.1:	Supplement No. 3 dated January 14, 2014 to the Information Statement of Woori Finance Holdings Co., Ltd. dated December 2, 2013 (as previously supplemented by Supplement No. 1 thereto dated December 19, 2013 and Supplement No. 2 thereto dated January 7, 2014), which supplement includes an English language summary of material information contained in an amendment dated January 13, 2014 to the securities registration statement of Woori Finance Holdings Co., Ltd. dated November 6, 2013, filed with the Financial Services Commission of Korea, in connection with the proposed establishment of KJB Financial Group Co., Ltd. and KNB Financial Group Co., Ltd. through the spin-off of businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

	By:	/s/ Seung-Gyu Kim
(Signature)
	Name:	Seung-Gyu Kim
	Title:	Executive Vice President

Date: January 14, 2014

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